UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
NEW MOUNTAIN GUARDIAN III BDC, L.L.C.
(Name of Issuer)
Units of Limited Liability Company Interests
(Title of Class of Securities)
N/A
(CUSIP Number)
Western Conference of Teamsters Pension Trust Fund

2323 EASTLAKE AVENUE EAST
SEATTLE WA 98102
206-329-4900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [X]  Rule 13d-1(b)
 [_]  Rule 13d-1(c)
 [_]  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: N/A

 1. Names of Reporting Persons
Western Conference of Teamsters Pension Trust Fund

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a)  [ ]
  (b)  [ ]

 3. SEC Use Only

 4. Citizenship or Place of Organization
  State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With
 5. Sole Voting Power
  16,000,000

 6. Shared Voting Power
  0

 7. Sole Dispositive Power
  16,000,000

 8. Shared Dispositive Power
  0

 9. Aggregate Amount Beneficially Owned by Each Reporting Person
  16,000,000

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
  [ ]
 11. Percent of Class Represented by Amount in Row (9)
  13.9%

 12. Type of Reporting Person (See Instructions)
  EP

CUSIP No.: N/A

Item 1.

(a) Name of Issuer New Mountain Guardian III BDC, L.L.C.
(b) Address of Issuer's Principal Executive Offices 1633 Broadway, 48th Floor New York, NY 10019

Item 2.

(a) Name of Person Filing Western Conference of Teamsters Pension Trust Fund
(b) Address of the Principal Office or, if none, Residence 2323 Eastlake Avenue East, Seattle, WA 98102
(c) Citizenship State of Washington
(d) Title of Class of Securities Units of Limited Liability Company Interests
(e) CUSIP Number
N/A

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2021, the Reporting Person beneficially owned 12,800,000 Units of Limited Liability Company Interests representing 13.9% percent of the class.

As of December 31, 2022, the Reporting Person beneficially owned 16,000,000 Units of Limited Liability Company Interests representing 13.9% of the class as follows:

(a) Amount beneficially owned: 16,000,000
(b) Percent of class: 13.9%
(c) Number of shares as to which the person has: 16,000,000
  (i) Sole power to vote or to direct the vote: 16,000,000
  (ii) Shared power to vote or to direct the vote: 0
  (iii) Sole power to dispose or to direct the disposition of: 16,000,000
  (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8. Identification and Classification of Members of the Group. N/A

Item 9. Notice of Dissolution of Group. N/A
Item 10. Certification.

The Reporting Person hereby makes the following certification: By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 [TBD]
 Date

 /s/ Chuck Mack
 Signature

 Chuck Mack, Chairman, Board of Trustees of the Western Conference of Teamsters Pension Trust Fund
 Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).